UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

ICZOOM GROUP INC.

(Exact name of registrant as specified in its charter)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Explanatory Note

A copy of the investor presentation of ICZOOM Group Inc. (the “Company”) at a non-deal roadshow to be hosted by The Benchmark Company, LLC on December 7, 2023 entitled “12th Annual Discovery One-on-One Investor Conference” is being furnished as Exhibit 99.1 with this Report on Form 6-K.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	ICZOOM Group Inc.’s Non-Deal Roadshow Investor Presentation in December 2023.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: December 7, 2023	By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

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